JPMORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

December 21, 2016

Sumeera Younis

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust IV (the “Trust”); File Nos. 333-208312; 811-23117 – Post-Effective Amendment No. 13

Dear Ms. Younis:

This letter is in response to the comments you provided with respect to the filing related to the JPMorgan SmartSpending 2050 Fund (the “Fund”). Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933.

PROSPECTUS COMMENTS

Cover Page

1.	Comment: Please consider removing 2050 from the name of the Fund as investors may believe that the Fund is a target date fund.

Response: The Fund respectfully declines to remove 2050 from its name. The Fund does not believe that including 2050 in the name of the Fund is “materially misleading or deceptive,” as prohibited by Section 35(d) of the Investment Company Act of 1940, and believes that there are valid reasons for including 2050 in its name. As described in the prospectus, the Fund is designed for investors in retirement and it seeks to assist investors manage withdrawing money invested in the Fund each year during its life until the year 2050, at which time the Fund anticipates it will be liquidated. The Fund believes that including 2050 in its name is important to highlight the anticipated maturity date (i.e., liquidation date) of the Fund and to provide investors with a general sense of the timeframe in which money may be withdrawn from the Fund. In addition, to the extent that additional funds in this series are launched, the Adviser believes including the maturity date in the name of the Fund is important to help investors distinguish between funds and decide which is more appropriate for the investor based on the anticipated maturity date.

Further, while the Fund acknowledges that target date funds typically include a year in the name of the fund, it is not aware of any guidance from the SEC or its staff that prohibits non-target date funds from doing the same. We note that most target date funds include the terms “Target” or “Retirement” in their names to explain the purpose of the funds and the use of a date in their names. Here, rather than include “Target” or “Retirement” in the Fund’s name, “Spending” is included, which indicates that the Fund is intended to assist shareholders spend money invested in the Fund, not save in anticipation of retirement. We also note that the Fund is aware of other funds similar in concept to the Fund that include a year in their name (see Fidelity Income Replacement Funds, which begin at 2016 and end at 2042) and is also aware that term trusts may include the year in which the fund is anticipated to liquidate in their name. In addition, the Fund respectfully notes that its prospectus disclosure clearly highlights to investors the intent of the Fund and removes any potential confusion between it and a target date fund (for example, the “What are the Fund’s main investment strategies?” section of the prospectus includes the following disclosure: “The Fund is not a target date fund …”).

For the above mentioned reasons, the Fund respectfully declines to remove 2050 from its name.

2.	Please confirm whether the Fund is required to include the reference to the Commodity Futures Trading Commission on the front cover of the Fund’s prospectus.

Response: The Fund confirms that it currently intends to register as a commodity pool and thus will be required to include the reference to the Commodity Futures Trading Commission on the front cover of the prospectus. To the extent the Fund determines its commodity pool status has changed, the disclosure will be revised accordingly.

Fee table

3.	Comment: Please consider shortening the footnotes to the Fee Table. In particular, please consider moving the parenthetical in footnote 2 to either the statutory prospectus or to the statement of additional information.

Response: The Fund respectfully declines to make this change. The Fund believes the parenthetical provides important information to shareholders regarding items excluded from the waiver and is best included in the footnote so that shareholders have a complete description of the waiver in one location.

4.	Comment: Please confirm that the Fund’s contractual fee waiver referred to in a footnote to the Annual Fund Operating Expenses table (the “Fee Waiver”) will have a term of at least one year. In addition, please, if applicable, disclose whether any recoupment is permitted under the Fee Waiver agreement.

Response: The Fund hereby confirms that the expense limitation agreement will have a term of at least one year from the effective date of the registration statement. The Fund also confirms that under the terms of the Fee Waiver agreement the Fund’s service providers do not have the ability to recoup waivers and/or reimbursements made pursuant to, and in accordance with, such agreement.

What are the Fund’s main investment strategies?

5.	Comment: Please supplementally confirm whether the Fund is designed for investors who are in retirement. In addition, please consider including more additional disclosure on the expected allocations between asset classes. In this regard, the staff notes that the asset class range table in the prospectus provides broad ranges and the Fund should consider narrowing these ranges and providing more detail on why allocations between asset classes may change.

Response: The disclosure has been revised in response to your comment. The Fund confirms that it is intended for investors who are in retirement and has moved the sentence “The Fund is intended for investors in retirement who intend to spend down their holdings in the Fund” from its previous position to be the first sentence of the “What are the Fund’s main investment strategies?” section.

6.	Comment: Please confirm supplementally whether the Fund intends to rely on Section 12(d)(1)(G) of the Investment Company Act of 1940.

Response: The Fund confirms that it intends to rely on Section 12(d)(1)(G) of the Investment Company Act of 1940 as applicable when investing in affiliated underlying funds.

7.	Comment: If the Fund will invest more than 25% of its assets in any affiliated underlying fund, please disclose the name of the fund, its investment strategy and its principal risks.

Response: The Fund has no current intention of investing more than 25% of its assets in any affiliated underlying fund. To the extent the Fund invests more than 25% of its assets in an affiliated underlying fund, it will consider including the name and a brief description of the underlying fund. The Fund notes, however, that it believes all of the Fund’s main investments and the material risks associated with those investments, including the risks posed by investments in underlying funds, are currently disclosed in the “What are the Fund’s main investment strategies?” and “The Fund’s Main Investment Risks” sections, respectively.

8.	Comment: Please include a plain English description of “risk and return target.”

Response: The disclosure has been revised in response to your comment.

9.	Comment: The “calculation date” is currently defined as “a date prior to the start of each year.” Please include more specificity as to when the calculation date will be.

Response: The disclosure has been revised in response to your comment.

10.	Comment: The prospectus states that various factors are considered in producing the sample spend down amount and risk and return target, including the spending behavior of retirees in the market. Please explain supplementally how the Adviser obtains this spending data and whether such information is appropriate given the Fund is publicly available for purchase by a broad range of individuals with different financial situations.

Response: The Adviser uses proprietary spending data as well as publicly available information to help produce the sample spend down amount. The Adviser acknowledges that a wide range of individuals with different financial situations may invest in the Fund and believes that the information it uses to help produce the sample spend down amount is appropriate. We respectfully note that the sample spend down amount, as noted in the prospectus, is not tailored towards a shareholder’s specific circumstances. Rather, it is provided for the purpose of outlining a possible course of action that an investor may wish to consider but, as noted in the prospectus, “each investor should make an independent decision regarding how to proceed based on the investor’s own independent analysis, taking into account whatever independent advice from the investor’s professional adviser or other third parties that the investor may regard as necessary or appropriate to obtain.” The Adviser believes that the proprietary data it uses to produce the sample spend down amount to help accomplish this goal is appropriate.

11.	Comment: With respect to the Fund’s fixed income investments, please identify whether the Fund employs any maturity or duration strategies as a principal strategy of the Fund. In addition, please disclose that high yield investments (junk bonds) are speculative.

Response: The Fund is flexible and is not required to buy securities of a specific duration or maturity. However, as noted in the prospectus, the Fund has the ability to use derivatives to manage duration. In connection with the Fund’s response to comment 12 below, the Fund has modified the derivatives disclosure, including the disclosure concerning duration management. The Fund respectfully notes that disclosure stating that high yield investments are speculative is included in the risk factor discussing high yield investments in “The Fund’s Main Investment Risks” section.

12.	Comment: Please revise the derivatives disclosure to be specific to the types of derivatives the Fund may use as part of its principal investment strategy. In addition, please revise the derivatives risk disclosure to be specific to the types of derivatives the Fund may use as part of its principal investment strategy.

Response: While the Fund believes the derivatives disclosure as filed was sufficient, it has clarified the disclosure in response to your comment. Specifically, the disclosure in the “What are the Fund’s main investment strategies?” section has been updated to include more specific disclosure on the derivatives that may be used as part of the Fund’s principal investment strategies and disclosure has also been added in the “Additional Information About the Fund’s Investment Strategies” section in the statutory prospectus on derivatives that are not intended to be part of the Fund’s principal investment strategies.

The Fund believes the current risk disclosure is tailored to the types of derivatives used by the Fund and the purpose for which they are used as part of the Fund’s principal investment strategies. The “Derivatives Risk” section identifies the specific types of derivatives that may be used by the Fund and the risks associated with such strategies. As a result, we believe that the current risk disclosure is specific with respect to the derivative strategies used by the Fund and is sufficient as drafted.

13.	Comment: The prospectus indicates that the Fund may engage in short sales as a principal investment strategy. Please include a separate line item in the fee table for dividend expense related to short sales or explain why there is no such line item.

Response: The Fund does not currently intend to engage in short sale transactions directly as a main strategy, although it may do so in the future. As such, the fee table does not currently include a separate line item for dividend expenses on securities sold short. Please note that the underlying funds may engage in short sales as a main strategy and the Acquired Fund Fees and Expenses line item would include dividend expenses related to short sales by the underlying funds.

The Fund’s Main Investment Risks

14.	Comment: Please consider moving sections of the “Sample Spend Down Amount Risk” to the “What are the Fund’s main investment strategies?” section.

Response: The disclosure has been revised in response to your comment.

15.	Comment: Please consider including additional disclosure on the risks associated with investments in ETFs. Specifically, consider adding disclosure that addresses: (1) an ETF’s market price may deviate from the value of the ETF’s underlying portfolio, causing investors to pay significantly more or less than the value of the ETF’s underlying portfolio; (ii) an active trading market for shares of ETFs may not be developed or maintained; (iii) if securities underlying an ETF are traded outside of a collateralized trading system, there are limited numbers of financial institutions that may act as authorized participants and those authorized participants can exit the business causing a diminished trading market for the ETFs shares; and (iv) in stressed market conditions, the market for an ETF’s shares may be less liquid and this adverse effect on the ETF’s liquidity could lead to a difference between the market price of the ETF and the underlying value of the ETF’s shares.

Response: The Fund respectfully submits that the material risks associated with the Fund investing in ETFs are included in the prospectus. However, in response to your comment, the Fund has added additional clarifying disclosure relating to its investments in ETFs.

16.	Comment: The staff notes that an “Industry and Sector Focus Risk” is included. If the Fund is concentrated in a specific industry or sector as of the date of the prospectus, please note this fact in the principal investment strategies section.

Response: The Fund does not have a current intention to concentrate in a specific industry or sector. To the extent this changes, the Fund will revise the disclosure as it deems appropriate.

17.	Comment: The staff notes that a “Sovereign Debt Risk” is included. If the Fund intends to invest more than 25% of its assets in any foreign country, please disclose the name of the country and any specific risks associated with investments in such country.

Response: The Fund has no current intention to invest more than 25% of its assets in any single foreign country. To the extent this changes, the Fund will revise the disclosure as it deems appropriate.

Management

18.	Comment: The table that lists the portfolio managers states that each has managed the Fund since 2016. Please include the month each portfolio manager started managing the Fund or state that each has managed the Fund since inception.

Response: The Fund will modify the disclosure to note that each portfolio manager has managed the Fund since inception. Please note that one of the portfolio managers is currently on leave and a footnote will be added to the table noting this fact.

More About the Fund – Additional Risks

19.	Comment: Please clarify how long the permitted seeding period is under the “Volker Rule Risk.”

Response: The disclosure has been modified in response to your comment.

Expenses of Underlying Funds

20.	Comment: Please consider including the “Expenses of Underlying Funds” section earlier in the prospectus.

Response: The Fund has moved the Expenses of Underlying Funds section to follow immediately after the Main Risks section.

*    *    *    *

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-0919.

Sincerely,

/s/ Carmine Lekstutis
Carmine Lekstutis
Assistant Secretary